# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xanadu Quantum Technologies Ltd, CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares, without par value
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 03/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 3,099,620; sole dispositive power 0; shared dispositive power 3,099,620; aggregate amount beneficially owned 3,099,620 (6.68% of the class)
  Comment: (1) The reporting person's ownership consists of 3,099,620 Class B Shares, without par value ("Class B Shares") issuable upon conversion of a like number of Class A Multiple Voting Shares, without par value ("Class A Shares") beneficially owned by the reporting person, which Class A Shares are convertible, at the option of the holder, into Class B Shares on a 1-for-1 basis. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 43,284,436 Class B Shares outstanding as of March 26, 2026, plus, in accordance with Rule 13d-3 of the Exchange Act, the number of Class B Shares issuable upon the conversion of the Class A Shares beneficially owned by the reporting person where such conversion right is exercisable within 60 days after March 26, 2026.
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 3,099,620; sole dispositive power 0; shared dispositive power 3,099,620; aggregate amount beneficially owned 3,099,620 (6.68% of the class)
  Comment: (1) The reporting person's ownership consists of 3,099,620 Class B Shares issuable upon conversion of a like number of Class A Shares beneficially owned by the reporting person, which Class A Shares are convertible, at the option of the holder, into Class B Shares on a 1-for-1 basis. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 43,284,436 Class B Shares outstanding as of March 26, 2026, plus, in accordance with Rule 13d-3 of the Exchange Act, the number of Class B Shares issuable upon the conversion of the Class A Shares beneficially owned by the reporting person where such conversion right is exercisable within 60 days after March 26, 2026.
- Aurora Investment Pte Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 3,099,620; sole dispositive power 0; shared dispositive power 3,099,620; aggregate amount beneficially owned 3,099,620 (6.68% of the class)
  Comment: (1) The reporting person's ownership consists of 3,099,620 Class B Shares issuable upon conversion of a like number of Class A Shares beneficially owned by the reporting person, which Class A Shares are convertible, at the option of the holder, into Class B Shares on a 1-for-1 basis. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 43,284,436 Class B Shares outstanding as of March 26, 2026, plus, in accordance with Rule 13d-3 of the Exchange Act, the number of Class B Shares issuable upon the conversion of the Class A Shares beneficially owned by the reporting person where such conversion right is exercisable within 60 days after March 26, 2026.

## Item 1. Issuer
Name of issuer: Xanadu Quantum Technologies Ltd
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario, Canada, M5G 2C8

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

o GIC Private Limited
o GIC Special Investments Private Limited; and
o Aurora Investment Pte Limited
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the reporting persons named in Item 2(a), as well as the number of securities as to which such persons are deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

No. of Securities Beneficially Owned by Each Reporting Person
3,099,620

Percent of Class
6.68% (see Section 4(b))

Sole Voting Power N/A

Shared Voting Power (1), (2)

Sole Dispositive Power N/A

Shared Dispositive Power (1), (2)

(1) Aurora Investment Pte Limited ("Aurora") shares the power to vote and the power to dispose of 3,099,620 Class B Shares that Aurora has the right to acquire upon conversion of a like number of Class A Shares held directly by it with GIC Special Investments Private Limited ("GIC SI") and GIC Private Limited ("GIC PL"). GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

(2) GIC PL is a fund manager and only has two clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

(3) GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of these shares.
Percent of class: Row 11 of each reporting person's cover page to this Schedule 13G sets forth the percentages of the Class B Shares beneficially owned by such reporting person and is incorporated by reference. The percentage set forth in each row 11 is based upon 43,284,436 Class B Shares outstanding as of March 26, 2026, as reported in the Issuer's Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2026, plus, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the number of Class B Shares issuable upon the conversion of the Class A Shares beneficially owned by the reporting person where such conversion right is exercisable within 60 days after March 26, 2026.
Sole power to vote or to direct the vote: See Row 5 of cover page for each reporting person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each reporting person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each reporting person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (04/07/2026)
- GIC Private Ltd: /s/ Lim Bee Peng, Lim Bee Peng, Senior Vice President (04/07/2026)
- GIC Special Investments Private Limited: /s/ Sensen Lin, Sensen Lin/Authorized Signatory for GIC SI (04/07/2026)
- Aurora Investment Pte Limited: /s/ Maria Lim Peiyu, Maria Lim Peiyu/Vice President (04/07/2026)